EXHIBIT 99.4

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to inclusion in this Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form F-3 (File No. 333-7450), Form F-10 (File No. 333-14242), Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648) and Form F-9 (File No. 333-140797) of Suncor Energy Inc., of our report dated February 28, 2007 relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Calgary, Alberta
March 8, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.